Exhibit 99

March 19, 2026

New York Stock Exchange
11, Wall Street,
New York,
NY 10005
USA

Dear Sir,

Sub:	Continuation to the intimation made in relation to resignation of Mr. Atanu Chakraborty as a Part-time Chairman and Independent Director of HDFC Bank Limited (“the Bank”)

In furtherance to the intimation made by the Bank on March 18, 2026 in relation to the captioned matter, we wish to confirm that whilst the resignation letter of Mr. Atanu Chakraborty (annexed to the said intimation) was dated March 17, 2026, the same was received by the Bank on March 18, 2026 at 15.17 hours (IST).

The above clarification is for your information and appropriate dissemination.

Yours faithfully,
For HDFC Bank Limited

Sd/-

Ajay Agarwal
Company Secretary
Group Head – Secretarial & Group Oversight

To The Chairman Governance, Nomination, Remuneration Committee HDFC Bank Subject: Resignation from the position of Part- Time Chairman & Independent Director of the Bank Dear Dr. Bhanwala Ji, I hereby tender my resignation from as Part- time Chairman and Independent Director on the Board of HDFC Bank, with effect from its Date of its consideration by Board of HDFC Bank. I joined the Board of HDFC Bank in May 2021. My tenure on the Board saw momentous events like merger of the bank with HDFC Ltd that created a conglomerate under the Bank. This strategic initiative made HDFC Bank the second largest Bank in the country. Though, the benefits of merger are yet to fully fructify. Certain happenings and practices within the bank, that I have observed over last two years, are not in congruence with my personal Values and Ethics. This is the basis of my aforementioned decision. I confirm that there are no other material reasons for my resignation other than those stated above. I would like to express my sincere appreciation to the Board and senior management for their cooperation and support during my tenure. I express my gratitude to all the Independent Directors and Non-Executive Directors, who spared their valuable time and shouldered onerous responsibilities on the Board and its Committees. It has been a privilege to contribute to the growth and governance of the Bank. I observed great amount of energy and verve in the middle & junior levels of the organization, that should form the core of a reimaged organization. I also place on record my sincere appreciation for Secretarial, Compliance, Audit and Group oversight functions. Kindly instruct Company Secretary to take this letter on record and arrange to file the necessary intimations with the Registrar of Companies and other regulatory authorities as required under applicable law. I wish the Bank continued success in all its future endeavors. I remain, Part-time Chairman & Independent Director, HDFC Bank DIN: 01469375 Date 17/03/2026 Yours sincerely,